4/20

04054205

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Industrial Saltillo

*CURRENT ADDRESS

PROCESSED

JAN 3 1 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5019 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlp

DAT : 1/31/05

82-5011

ANNUAL REPORT 2003

ARIS
12-31-03

RECEIVED
2004 FEB 20 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE



GRUPO INDUSTRIAL SALTILLO

FOUR ELEMENTS
A TRANSFORMATION
USEFUL PRODUCTS

2

COMPANY PROFILE

GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo is a leading Mexican industrial company. The Company operates in three industry segments: Construction (wall and floor ceramic tiles, water and ambient heaters, bathroom fixtures and pipefittings), Automotive (grey iron and aluminum engine blocks and heads, as well as smaller ductile iron auto parts) and Housewares (kitchenware and tableware).

The Company's core businesses (ceramic tiles, water heaters, and grey iron and aluminum blocks and heads) are highly profitable and maintain leadership positions in their markets. Consolidated sales for 2003 were US$638 million, of which 45% were tied to the US dollar.

Human resources are a fundamental part of the organization. At year-end, GISSA had 9,661 employees.

The Company's shares were listed on the Mexican Stock Exchange in 1976. The American Depositary Receipts (ADRs) trade over the counter.

GISSA is founded on solid values that are the pillars which support its business in a global economy.

The Company's essential values are:

- Strengthening of the Company's health
- Commitment to human development
- Honesty and integrity
- High level of performance
- Austerity
- Humility
- Responsibility

This set of values has allowed the Company to flourish for 75 years and assures GISSA a successful future.

CONTENTS

FINANCIAL HIGHLIGHTS

GRUPO INDUSTRIAL SALTILLO

(Figures in millions of constant pesos as of December 31, 2003)	2003	2002
Net Sales	7,029	7,321
Operating Income	656	916
% of sales	9.3%	12.5%
Net Majority Income	207	228
% of sales	2.9%	3.1%
Per Share (1)	0.73	0.81
Operating Cash Flow	931	903
Return on Equity	4.1%	4.8%
Dividends per Share (1)	0.62	1.18

(1) In constant pesos as of December 31, 2003

Net Sales (Million Pesos)


8.20
8.34
7.41
7.32
7.03
99
00
01
02
03

Operating Income (Million Pesos)


1.68
1.11
1.01
0.92
0.66
99
00
01
02
03

EPS (Pesos)


4.04
2.42
1.69
0.81
0.73
99
00
01
02
03

Essential elements for a transformation

capability execution

initiative technology



Ing. Juan Carlos López Villarreal

Ing. Ernesto López de Nigris

LETTER TO THE

SHAREHOLDERS

DEAR SHAREHOLDERS

Transformation is to change while adapting to the environment, with a clear vision of our goal and how to achieve it.

Over the last years we have seen intense transformation processes. On GISSA's 75th anniversary, we assumed the Co-Chairmanship of the Board and committed to rapidly transform the Company as required by the current and most likely future business environment.

At GISSA, we have clear view of where we are going and we know how to get there.

MACROECONOMIC ENVIRONMENT

2003 was a particularly difficult year worldwide. Adverse macro and microeconomic conditions resulted in a challenging and at times uncertain environment.

Industrial production and consumption in the U.S. remained weak and volatile, despite a GDP growth of 3.1%. Mexico's business environment did not remain isolated. International uncertainty created by domestic economic and financial volatility, result in GDP growth of only 1.3%.

Sustained economic recovery was also held back by the overall weakness in the domestic market is recovering, the stagnation of employment and a slow economy, as well as by the lack of structural change in the reforms presented by the Government.

Most of the Mexican industry suffered from:

- Weakness in both prices and demand due to increased competition from global players, which affected local and international markets, particularly the U.S.; and
- A slower than anticipated economic recovery in the U.S., which only began towards the second half of the year.

At GISSA, we managed to mitigate prevailing economic conditions through the transformation process initiated in 2003 which keeps us alert to changes in our business environment.

FINANCE

The transformation process in place, together with our focus on Core Businesses, has allowed us to operate and initiate strategies designed to attract new clients and enter new markets. These initiatives resulted in a clear improvement in the Company's revenues towards the end of the year, compared with the four previous quarters.

For 2004 management expects a solid recovery in revenues, despite the lack of sales growth during the year.

Net consolidated sales for 2003 declined 4%, to Ps.7,029 million pesos, from Ps.7,321 million pesos during the prior year. This decline resulted mainly from:

- A 9% reduction in Metal and Automotive sales, due to the 33% decline in sales volumes of gasoline iron engines blocks and heads. This was driven by market share losses of the Company's main OEM clients in the U.S., as well as by the discontinuation of production of one engine model as it ended its life cycle, and strong competition from Brazil.
- A 2% decline in Building Materials sales, resulting from the divestiture of the paint applicators business and the rationalization of manufacturing and commercial processes at the pipefittings business. These two non-core businesses represented 4% of net consolidated sales for 2002. In addition, as a result of pricing pressures, ceramic tiles revenues remained relatively flat despite the 5% increase in sales volumes.

Consolidated Operating Income (EBIT) for 2003 was Ps.656 million, a 28% decline compared with 2002. This decline resulted from the combination of:

- Declines in revenues of 9% and 2%, respectively at Automotive and Building Materials businesses;
- The stable costs and expenses, despite the decline in sales, as a result of higher depreciation and amortization stemming from the new ceramic tile plant in San Luis Potosi and the new aluminum foundry, which represented an investment in excess of US$120 million.



However, progress was made in several areas during 2003.

AUTOMOTIVE SECTOR

Castech, the Aluminum Foundry Business, won the 2003 National Quality Award granted by the Mexican Government, thus qualifying to represent our country for the 2004 Iberoamerican Quality Award.

Based on its prestige in terms of quality, service, technology and competitive costs, this business was also honored with General Motors' Supplier of the Year Award, which recognizes 77 suppliers out of more than 30,000 companies worldwide.

During the year, sales volumes at Castech increased by 29% driven by the start of operations of the EV6 project which supplies aluminum engine blocks and heads to General Motors in the U.S. and Australia. This project, which is currently in the process of expanding capacity utilization, will be one of the future growth drivers of this business.

Cifunsa, the Iron Foundry business, continues to strengthen its leadership position, by securing new sales volumes and diversifying its product offering. Examples of this are the additional domestic and export volumes obtained from DaimlerChrysler and Toyota, which will allow this business to increase capacity utilization in the medium- and long-term.

Simultaneously, during 2003 Cimetech began operations of its ductile iron auto parts foundry located in the city of Irapuato, Guanajato. This plant produces smaller auto parts for engines, gear boxes, suspension and break systems.

Sales volumes at Cifunsa's Diesel Engine Blocks and Heads business increased by 5% compared with 2002, driven by sales to its new client Caterpillar. Sales volumes for this market present a strong recovery trend for the coming years.

CONSTRUCTION SECTOR

Sales volumes and exports of ceramic tiles increased by 5% and 42%, respectively during 2003. Revenues, however, increased by only 2% as a result of pricing pressures and higher demand for low-end products. Vitromex pursues strong growth, based on the recognition and value of its brands as well as on an efficient distribution system, which supports its co-leadership market position. In line with this growth strategy, in 2004 Vitromex will initiate operations of its new ceramic tiles plant located in the city of Chihuahua, Chihuahua.

The Water and Ambient Heater business, in turn, has achieved a solid market position by offering value added solutions. An example of this is the high recovery water heater launched in 2003 under the Cinsa and Calorex brands. Both of these brands have gained strong support from clients and consumers. Sales volumes increased by 7% during the year, although revenues rose by only 6%, as a result of pricing pressures and a larger proportion of sales of low-end product driven by the Federal social housing program.

HOUSEWARES SECTOR

Sales at our Kitchenware and Tableware businesses, which operate under the Cinsa and Santa Anita brands, remained relatively unchanged during the year, compared with 2002 despite strong pricing pressures at the ceramic tableware segment.

The remaining businesses that comprise Grupo Industrial Saltillo's portfolio continue their ongoing efforts to generate a healthy free cash flow through increased productivity and operating efficiencies.

STRATEGY

By refocusing its business portfolio, over the past three years Grupo Industrial Saltillo has increased its capacity to rapidly capitalize on market opportunities.

With the objective of strengthening our market competitiveness, in the year 2000 we defined four core businesses: Water Heaters, Aluminum Foundry, Iron Foundry and Ceramic Tiles.

These businesses were considered "core" based on their growth potential, level of profitability, and strong competitive position, as well as their long- and medium-term potential.

Based on our experience and to further strengthen the Company's competitive position, we refocused our growth strategy on what we know best.

As part of our transformation process, over the past years we introduced seven practices to assure timely results and an efficient operation.

These practices are: the GIS Operating System, the Plant Safety System, the Strategic Planning Process, Project Execution Management, the Integrity Program, Talent Monitoring System and the Human Resources Performance.

Through these practices, we focus on successfully facing increased and more aggressive global competition. As a result, we are enhancing productivity to satisfy clients and consumers who demand better products, prices and services; and deliver on what we have promised our shareholders.

During the year that has just ended, we decided to transform ourselves into a leaner company. This, we expect to achieve through two actions that will allow us to obtain a more competitive cost structure and an agile decision making process:

- Corporate reorganization by businesses, allows us to simplify manufacturing and business processes; and through the use of state-of-the art technology enhance client focus and face market challenges with productivity and efficiencies.
- A 14% reduction in non-unionized employees, translates into annual savings of US$9 million, while maintaining better control of our operations.

Transformation makes sense, particularly during times when rapid results are required and where there is strong interdependence between the tools, practices, and technology required to achieve them.

The actions implemented during the year and consistent execution of our strategy, together with the effort and dedication of our people, will be the foundation that will allow us to maintain a strong competitive position and solid financial structure.

SOCIAL RESPONSIBILITY

At Grupo Industrial Saltillo we embrace social responsibility through action and decision making, which is supported by four basic principles:

- Promote and prioritize quality of life at the Company.
- Involvement with the communities in which we operate.
- Preservation of the environment.
- To live our values by acting ethically as established by our Integrity Program. In fact, in 2003 we were recognized among the 20 most ethical Latin American companies by the rating agency Management & Excellence.

Social Responsibility is an attitude that establishes the ongoing improvement of our businesses and allows the Company to maintain its competitiveness. This is achieved by complying with the social, ethical, economic and environmental expectations of shareholders, employees, directors, clients, suppliers, government, social organizations, and the community, while respecting human dignity and the environment in which we operate.

THE FUTURE

In 2004, we will continue to transform ourselves to further strengthen our Core Businesses, solidify our financial position, maximize operating efficiencies and develop a value added proposition for our clients, to allow us to remain a step ahead of our competition.

New product development and innovation in our processes allow us to fully satisfy clients' and consumers' needs, which translate into higher sales volumes, cash flow and profitability.

We continue to have a solid financial structure and are committed to further strengthening of our balance sheet. This will allow us to maximize the opportunities presented to us when our markets and the economic cycle resume growth.

This will be largely achieved through our Core businesses. Castech, the Aluminum Foundry Business, will invest US$20 million to develop 4 cylinder engine heads for General Motors while consolidating exports to Australia and securing new clients to increase sales volumes.

The Iron Foundry business, Cifunsa, will continue to implement strategic projects aimed at reducing costs, adopt state-of-the art technology, successfully launching new products and securing new volumes. Simultaneously, this business will consolidate the operations of its Cimetech ductile iron auto parts plant located in Irapuato, Guanajuato.

Vitromex, the Ceramic Tiles business, will initiate operations at its new Chihuahua plant and will continue to focus on increasing its market share and presence in the local and international markets.

The Water Heaters business, through its Cinsa and Calorex brands, will reinforce its market positioning through new product launches and commercial strategies.

In addition, though a variety of products are outsourced globally, the Tableware and Kitchenware businesses will seek to enhance the value proposition offered to clients. A company in constant transformation, such as ours, requires the human capital to execute the strategic projects that will provide the desired results.

Grupo Industrial Saltillo, counts with more than 9,500 employees, who with their daily effort are transforming the Company into a leaner enterprise, with open communications, and a work culture based on teamwork, execution, flexibility to adapt to change and client focus.

To generate value for our shareholders, GISSA relies on the talent of its people, who work with high quality and demanding standards.

We recognize and thank our shareholders, clients, consumers, suppliers, investors and the financial community the trust they have deposited on us. In turn, we will focus on the businesses that have provided us the highest staying power and positioning, enhancing quality and profitability, and innovating to further improve our position in the markets in which we compete.

Grupo Industrial Saltillo knows where it is going and how to get there. We seek to grow the company profitably and compete in the global arena without compromising our ethical values.

Ing. Juan Carlos López Villarreal
Co-Chairman

Ing. Ernesto López de Nigris
Co-Chairman

CHANGE WITH A DIRECTION:

TRANSFORMATION

Over the past years, the business environment has distinguished by two major characteristics: uncertainty and change.

We compete across the board in terms of product design, quality, cost and service. True differentiating factors, however, reside in the capacity to anticipate, be flexible and swift to satisfy customer needs.

At Grupo Industrial Saltillo, we believe that it is possible to remain profitable by reacting to changes in the environment and the market. But growth requires a transformation.

Transformation is a preventive and integral change that seeks a specific result, and not just a reaction to clients needs.

At GISSA, we know where we are going and how to get there. We are transforming ourselves through an open and transparent system that recognizes capabilities, leadership and commitment.

For this, we have developed internal institutions to foster the technological development of our people (CEFOTEC), and management leadership skills (AXXIS), which will serve as a guide and support to help us achieve our goal.

After analyzing our competitive advantages and areas of opportunities, we drafted a "Transformation Map" to assist us in achieving our goals and business objectives, though a Quality Model that incorporates the practices, initiatives and tools that the Company has been implementing over the past years.

Practices such as the Security Operating System and the Integrity Program, as well as tools such as Kaizen and information technology among others, will assist us in becoming a more competitive company.

For this, we have determined three organizational capabilities in which we will focus on the coming years:

- Execution
- Adjustment and Flexibility to Change
- Client and Consumer Focus

We are confident we will achieve our goals by implementing these capabilities throughout the Company, training and developing our human capital through adequate communication.

We believe that a transformation requires a conscious change in each of the Company's employees. As such, execution of our plans and strategic projects will be a key priority during 2004.

To assure a successful transformation, the Company is focused on implementing seven practices.

GIS Operating System
Identifies lean enterprise practices and tools such as Total Production Maintenance, Agile Change, and Production Planning, among others, to reinforce project execution and meet objectives.

Plant Safety System
Platform that assures the physical and mental integrity of our human resources, based on the Dupont Safety System.

Integrity Program
Provides an ethical execution framework by aligning the Company's behavior with that of its people. This is achieved by the Integrity Committees at each of GISSA's businesses.

Human Resources Performance
Defines individual contributions, aligns teamwork efforts and provides a follow up and performance recognition mechanism.

Talent Monitoring System
Identifies the talent required to assure successful execution.

Strategic Planning Process
Identification and decision making system that prioritizes strategic projects that seek to create value for our clients, and shareholders.

Project Execution Management
Consists of the definition of clear objectives and results, disciplined follow up mechanisms, while assigning specific responsibilities and rolls, and managing change in order to obtain the expected results for complex and high-impact strategic projects.

Transformation implies challenge, creativity and commitment which assure the Company a solid and successful future.


CEFOTEC



VITROMEX
CINSA
Calorex

BUILDING MATERIALS
INDUSTRY SEGMENT

The Building Materials industry segment comprises Vitromex: the Ceramic Tiles business, dedicated to the production of wall and floor ceramic tiles, the Water Heaters business, focused on the production of water and ambient heaters, as well as the Bathroom Fixture business.



CINSA



We are
in TOUCH
WITH YOU...

VITROMEX

Ceramic tiles and bathroom fixture products are jointly commercialized in Mexico under the Vitromex and Artemis brands. Commercialization in the U.S. takes place under the Vitromex USA, Inc. brand in the case of floor and wall ceramic tiles, and under St. Thomas Creations, Inc. for bathroom fixtures.

Domestic competition increased substantially during the year, which together with weaker than anticipated demand during the first half of 2003, resulted in strong pricing pressures. As a result, revenues for the year increased below volume growth.

Vitromex offers the widest selection of designs of floor tiles in Mexico and is seeking to consolidate its co-leadership position in this market. During the past five years, the Company has expanded operations to several key strategic regions in Mexico, enabling GISSA to effectively service all geographic regions in Mexico, offering competitive prices accessible to all socioeconomic segments.

Production of ceramic tiles takes place in four manufacturing facilities. One located in the states of Coahuila, another one in San Luis Potosí, and two in the state of Guanajato.

In addition, management expects its new ceramic floor tile plant, located in the city of Chihuahua, to start production during the second half of 2004. This plant, which entailed a US$42 million investment, will enable the Company to effectively service the northwest of Mexico and the U.S. export market.

Growth at the Bathroom Fixtures business, in turn, was below expectations for 2003. This, together with the excess of overall supply in the market resulted in pricing pressures and flat year-over-year sales.

With the objective of increasing competitiveness of its plants, the Bathroom Fixture business implemented a lean manufacturing program, thus achieving important cost reductions and improvements in quality and productivity that management expects will be reflected in 2004 results.

During the last quarter of 2003, GISSA implemented a new commercial strategy with the purpose of strengthening relations with its network of distributors. Management anticipates this new strategy will support sales growth in the domestic market. At the same time, management expects to continue exports to the U.S.

In line with the Company's strategy of focusing on its core businesses, during 2003 GISSA divested its paint applicators business.

WATER HEATERS

This business is the undisputed leader in the Mexican water and ambient heater market through its Cinsa, Calorex and Heatmaster brand names. In the U.S. its products are commercialized under the American Standard brand name. Production facilities are based in the cities of Saltillo, Coahuila and Mexico, D.F.

During 2003, the industry was characterized by more aggressive competition, pricing pressures and commercial strategies, as well as enhancements in products and packaging.


CINSA

At the same time increases in the cost of raw materials such as laminated steel, resulted in additional pressures on margins which GISSA successfully offset through the introduction of ongoing efficiencies in the management of fixed costs. As a result, EBITDA margins remained unchanged year over year.

With the objective of satisfying customers' demand of high-yield consumption water heaters, during 2003 GISSA launched a high recovery water heater. Production of this value added model met management's expectations for the year and is anticipated to increase significantly during the second half of 2004.

Operating efficiencies, a successful commercial strategy, enhanced customer service orientation and post-sale service for end-consumers contributed to increases of 7% and 2.4% in sales volumes and revenues for the year.

During 2004, management expects to introduce additional flexibility to allow production of Company's two mainstream brands, Calorex and Cinsa, can be produces at any of its two facilities. This will allow GISSA to be closer to its customers and reduce time to market. Simultaneously, management is seeking to further lower production costs though global outsourcing.

A direct result of the Company's focus on being closer to its customers to better determine their needs is the launch of a pass through water heater, expected for the fourth quarter of the year.

One of the challenges GISSA will face in 2004 will be the continuously increasing demand for better customer service on the part of the end-consumer. To address this need, in addition to focusing on its commercial strategy to maximize the value of its mainstream brands, management expects to undertake investments in its customer service centers and in additional training programs for its installation employees cifunsa Castech

AUTOMOTIVE

INDUSTRY SEGMENT

The Automotive industry segment comprises two of the Company's Core businesses: Castech, the Aluminum Foundry business dedicated to the production of aluminum engine blocks and heads; and Cifunsa, the Iron Foundry business oriented to the production of iron engine blocks and heads, as well as ductile iron auto parts through at its Cimetech plant.

This segment also includes Technocast, a company dedicated to the production of automation systems for manufacturing processes and Ditemsa, a producer of plastic injection molds.



CASTECH

During 2003, the Aluminum Engine Foundry business consolidated its projects and achieved substantial sales growth, despite prevailing conditions for the automotive industry, particularly in the U.S.

Castech's plant dedicated to the production of Gen III engine heads for V8 light engine trucks operated at full capacity. These engine heads, sold in the U.S. and Canadian markets, are ensambled in General Motors platforms that were not impacted by the deceleration of the automotive industry.

The successful execution of the aluminum engine blocks and heads business V6 project, reached record levels. The project was concluded within budget and maintaining high quality standards, thus initiating a direct export program to Canada and Australia.

This warranted General Motors' recognition of Castech as Supplier of the Year for 2003. Castech was recognized by its client as one of the 77 exceptional performing suppliers among more than 30,000 companies worldwide.

In addition, Castech also received the 2003 National Quality Award given by the Mexican Government, which positioned the Company to compete for the 2004 Iberoamerican Quality Award, with companies from Latin America, Spain and Portugal.

During 2004, Castech will undertake a US$20 million investment to produce 4 cylinder L-850 engine heads for General Motors, in the U.S. This new plant, which will be located in Ramos Arizpe, Coahuila, is expected to begin operations during the first quarter of 2005.

By operating the world's most modern aluminum engine blocks and heads plant and given its excellence in service, product quality and competitive costs, Castech has positioned this business as a partner to its clients, interested in rapidly responding to the needs of the automotive market. This has enabled the Company to secure new contracts for the coming years.

During 2005, the Aluminum Foundry business will start two new projects to service the North American market: production of the V8 Northstar engine and the manufacturing of the SIDI V6 engine head.

Castech is currently QS9000 and ISO 14000 compliant, and during the past year has undertaken important investments in anti-pollution equipment and social responsibility programs as well as to improve quality of life of its people.

For the Aluminum Foundry business, 2004 presents a favorable outlook for the consolidation of its projects, principally the efficient launch of its L-850 engine heads production plant, while it seeks to secure new clients.

CIFUNSA

The last two years Cifunsa, the Iron Foundry business, have been particularly challenging. The loss of market share in the US on the part of its key clients, the end of the life cycle of engine models, and the increasing substitution of iron by aluminum parts resulted in low capacity utilization levels for the year.

To face these industry challenges and the 24% year-over-year decline in sales, Cifunsa is implementing a lean manufacturing system to improve productivity, quality and its cost structure.

Its 40 years as a supplier of the automotive industry, have provided Cifunsa with a solid prestige, which contributed in securing in 2003 new contracts for engine blocks, heads and exhaust manifolds from companies such as Caterpillar, DaimlerChrysler, Ford, General Motors and Nissan for a total of 93,000 tons. These new contracts constitute the base for a solid recovery in sales in 2004 and reposition this business as the leading independent engine blocks and heads foundry in North America, with an important market share.

A relevant event for the year was the construction and start up of a new plant to produce ductile iron auto parts for engines, as well as gear-box, suspension and break systems. The Cimatech plant began operations in November 2003 and has a total capacity of 60,000 annual tons.

This new plant represented a US$51 million investment. It is favorably located in the city of Irapuato, in the state of Guanajuato to efficiently supply clients based in the two automotive regions in central Mexico.

To maximize opportunities presented by the auto parts market and accelerate new product and client development, in 2003 Cifunsa entered a technical assistance agreement with Metal Technologies, Inc., a prestigious player in the ductile iron auto parts markets in North America and Europe.

The new Irapuato plant will allow the Company to achieve a leadership position in the Mexican market and will contribute to strengthen the Iron Foundry business, in line with GISSA's focus on Core Businesses.

During 2003, Cifunsa was recognized as Key Supplier for its client John Deere and won Grupo Industrial Saltillo's Isidro López Zertuche Quality Award.



We are in MOTION WITH YOU...

2004 will be a challenging year for this business, in which it will have to continue to improve its competitiveness and seek a leadership position in costs. To achieve this, the Company plans to invest US$34 million to improve processes and technologies. These investments will also allow this business to more efficiently service demand from new clients such as Toyota and Caterpillar U.S.




WATER

HOUSEWARES
INDUSTRY SEGMENT

The Housewares Industry segment is dedicated to the manufacturing and commercialization of kitchenware under the Cinsa and Cinsa Plus brand names and tableware under the Santa Anita brand name.



We enjoy WARMTH WITH YOU...

This business is the market leader in Mexico, with a 39% share of the domestic tableware and kitchenware market. The Company operates three productive units dedicated to the manufacturing of light- and heavy- gauge enamel-on steel cookware, a recently introduced aluminum cookware line, and stoneware tableware. In addition, GISSA commercializes stainless steel cookware, melamine tableware and other products complementary to stoneware tableware.

This was a difficult year for the industry, with strong competition driven by the increase in imports, particularly of stoneware tableware. This resulted in a 2% year-over-year decline in sales volumes, which together with the increase in costs and pricing pressures, contributed to reduce gross margins.

In response to this challenging environment, management successfully reduced fixed costs through the implementation of a series of efficiency measures such as lean manufacturing operations and realignment of the organizational structure, thus fully offsetting the reduction in gross margins.

New product development was another key factor that contributed to maintain EBITDA levels comparable to those of 2002, despite the 3% and 8% reduction in kitchenware and tableware prices, respectively.

Sales of new products, introduced to the market within the last 12 months, represented 50% of revenues and played an important role in achieving the 2 percentage point increase in market share at the kitchenware business and 1% growth in sales volumes kitchenware.

In line with this, the Company is opening a new product forming and ensambling line of aluminum non-stick pans, which is expected to start production during the first quarter of 2004.

Simultaneously, during 2003 the Housewares business also began implementing a global outsourcing strategy. This strategy allows the Company to offer its clients the products they require while maintaining market leadership by commercializing a more ample product line. This outsourcing strategy contributed to 6% of EBITDA for the year.

Management is also actively working to improve consumer satisfaction levels and to maintain a solid relationship with clients and distributors, while simultaneously seeking to reduce costs and expenses, which in 2003 represented Ps.68 million.

During 2004, the Housewares business will face the challenge of operating in an environment of rising raw material prices and a strong competition, while having to maintain or, at the most, modestly increase average kitchenware and tableware prices.

This business will also step up its outsourcing strategy in order to continue expanding its product line at competitive prices.

Management will also continue to focus on increasing operational efficiencies by consolidating lean manufacturing processes currently in place. At the same time, the Company expects to maintain margins, by improving average selling prices through a higher-margined product mix resulting from increased outsourcing. These strategies seek to position GISSA as the company that offers the best perceived value for consumers.

Key success factors for 2004 will be the promotion of proximity to clients and consumers while consolidating the capability to successfully introduce a stream of new exciting products.



BEST AVAILABLE COPY

BOARD OF
DIRECTORS

CO-CHAIRMEN

Ernesto López de Nigris · Juan Carlos López Villarreal

DIRECTORS

Luis Berrondo Avalos (R/F)
Eugenio Clariond Reyes (A/R/F)
Julián Dávila López (R)
Guillermo Elizondo López (F)
José Antonio Fernández Carvajal (R)
Claudio X. González (R/F)
Eduardo López Alanís
Armando López Recio (F)
Antonio Madero Bracho (F)
Andrés M. Sada Zambrano (A/R)

EXAMINER

Adán Elizondo Elizondo

(R) Human Resources and Compensation Committee
(A) Auditing Committee
(F) Finance and Capital Allocation Committee

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS

The following report should be read in conjunction with the Audited Consolidated Financial Statements for Fiscal Year ended December 31, 2003 (page 28). The audited consolidated figures included in this report are expressed in purchasing power as of December 31, 2003, unless otherwise stated.

FINANCIAL INFORMATION

(Million of Mexican Pesos as of December 31, 2003)	1999	2000	2001	2002	2003
Income Statement Data					
Net Sales	8,179	8,342	7,414	7,321	7,029
Cost of Sales	5,359	6,034	5,353	5,224	5,177
Gross Profit	2,841	2,258	2,061	2,098	1,852
Operating Expenses	1,167	1,147	1,048	1,172	1,196
Operating Income	1,679	1,110	1,013	916	656
Financial Expenses	144	167	200	185	114
Interest Income	(173)	(85)	(48)	(20)	(82)
Comprehensive Financing Cost	(145)	61	3	410	158
Other Expenses, Net	(3)	7	202	101	92
Income Before Taxes	1,827	1,042	807	404	406
Minority Interest	6	43	79	8	15
Net Majority Income	1,156	685	476	228	207
Earnings per Share	4.04	2.42	1.69	0.81	0.73
Dividends per Share	1.36	1.70	0.00	1.18	0.62
# of Shares Outstanding	286.4	283.6	282.6	283.3	284.0
Balance Sheet Data					
Cash	972	435	970	1,271	1,350
Property, Machinery and Equipment, Net	4,925	4,962	4,878	5,423	6,033
Total Assets	8,067	8,785	8,749	9,880	10,798
Short-Term Debt	83	863	276	115	372
Long-Term Debt	1,374	1,388	1,845	2,619	2,406
Total Liabilities	2,967	4,195	3,790	4,714	5,274
Majority Capital	5,501	4,591	4,960	5,167	5,525
Minority Interest	175	135	205	329	370
Stockholders' Equity	5,176	4,456	4,755	4,838	5,155
Other Financial Data					
Operating Margin	20.5%	13.3%	13.7%	12.5%	9.3%
EBITDA Margin (1)	27.0%	19.6%	20.8%	19.6%	17.8%
EBITDA (1)	2,211	1,630	1,543	1,437	1,253
Debt to EBITDA (1)	0.66x	1.38x	1.37x	1.91x	2.22x
Interest Coverage (2)	15x	10x	8x	8x	11x

(1) Operating Income plus depreciation and amortization
(2) EBITDA divided by Financial Expenses

CONSOLIDATED RESULTS

NET REVENUES

Net revenues for the year were Ps.7,029 million, a 4% decline from 2002. This was principally due to the 9% year-over-year decrease in Metal and Automotive revenues. Sales of this industry segment represented 35% of GISSA's consolidated sales.

The 9% decline in Metal and Automotive sales was mainly caused by the 33% decline in volumes at the Gasoline Iron Engine Blocks and Heads business. This business represents 36% of the Company's Metal and Automotive sales. The three reasons behind this decline were: i) loss of market share of GISSA's main US clients, ii) end of life of one engine model, and iii) loss of competitiveness against Brazilian foundries.

Sales volumes at the other two businesses operating in this industry segment, the Aluminum Engine Blocks and Heads business and Diesel Engine Blocks and Heads business, increased by 29% and 5%, respectively.

Growth at the Aluminum foundry resulted from the start up of operations of two new plants for the production of EV6 blocks and heads for General Motors in the U.S. and Australia. The EV6 project is under consolidation, with capacity utilization continuosly and increasing day by day, constituting one of the main growth drivers of this business. The Diesel Iron Engine Blocks and Heads business is also well positioned to experience a recovery in sales volumes in the coming quarters, based on increased sales to its new client, Caterpillar U.S.

The 4% drop in consolidated sales is also explained by the 2% decline in sales at the Building Materials businesses. This business represented 51% of GISSA's consolidated revenues.

The 2% decline in Building Products revenues is related to:

- The divestiture in 2003 of the paint applicators operation; and
- The rationalization of the manufacturing and commercial processes at the malleable iron pipefittings operations.

These non-core businesses represented 4% of consolidated sales for 2002.

In this same industry segment, Ceramic Tiles and Water Heaters volumes increased by 5% and 7%, respectively. Despite this, sales increased by only 2% and 6%, respectively, as a result of pricing pressures and an unfavorable product mix. In addition, sales volumes at the Bathroom Fixtures business declined 6% year-over-year.

Export volumes of ceramic tiles, in turn, presented strong growth towards the second half of the year driven by the incipient recovery of the U.S. economy. Year-over-year, exports increased by 42%.

Revenues at the Housewares industry segment remained relatively unchanged during the year, despite increased pricing pressures, particularly at the Tableware business. These businesses represented 14% of consolidated revenues.

COST OF SALES

During 2003, cost of sales declined 1% year-over-year to Ps.5,177 million, or 74% of sales compared with 71% of sales for 2002. Despite the reduction in cost of sales, gross profit declined by 11%, from Ps. 2,088 million in 2002 to PS.1,852 million in 2003.

The main reasons behind the decline in consolidated gross profit were:

- Higher depreciation and amortization resulting from the start up, during the year, of the new wall and floor ceramic tiles plant in San Luis Potosi and the new aluminum engine blocks and heads foundry. The Company has invested over US$120 million in these two projects. Depreciation was also affected by the Peso-US$ and Euro-US$ exchange rate fluctuations during the period. Towards the end of the year, capacity utilization at the above mentioned plants was in line with management's expectations.
- During 2002, the Company recognized income in excess of Ps.30 million in direct costs resulting from the market valuation of natural gas swap agreements. During 2003 the effect of these types of transactions was recorded within the comprehensive financing cost.
- The 7% depreciation of the peso against the US$, which negatively impacted the cost of imported raw materials, as well as US$ denominated energy costs.

OPERATING EXPENSES

Operating expenses during 2003 were Ps.1,196 million, a 2% year-over-year increase.

Two new plants began operations during the year. After results their cost structure was not fully absorbed as they were in the process of ramping up operations. Towards the end of the year, however, those two plants had reached capacity utilization levels above break-even. In addition, during the year management implemented a series of actions which resulted in an improvement of the Company's cost structure.

Key cost reductions include: i) a 14% reduction in non-unionized employees, ii) a reduction of Ps.5 million from the Impuesto Sustituto de Crédito al Salario (ISCAS), and iii) other costs such as travel expenses and advertising.

OPERATING INCOME (EBIT)

Operating income (EBIT) for the year was Ps.656 million, a 28% decline compared with 2002. Operating margin (EBIT/Net Revenues) declined from 13% in 2002 to 9%. The 28% drop in operating income was mainly caused by:

- The 4% decline in net revenues mentioned above, which preempted the Company from fully and efficiently absorbing fixed and semi-fixed costs, and
- The 2% increase in operating expenses mentioned in the previous section.

EBITDA

EBITDA for the year was Ps.1,253 million, a 13% year-over-year decline. EBITDA margin, in turn, dropped from 20% in 2002 to 18%.

(Million of Mexican Pesos as of December 31, 2003)	2003	2002	2001
Operating Income	656	916	1,013
Automotive Segment	60	236	248
Building Products Segment	518	594	651
Housewares Segment	78	86	113
EBITDA	1,253	1,433	1,543
Automotive Segment	347	489	513
Building Products Segment	757	795	858
Housewares Segment	149	150	172

OTHER FINANCIAL TRANSACTIONS

Other financial transactions during 2003 were Ps 92 million, mainly due to:

- The anticipated adoption of Bulletin C-15 issued by the MIPA, which resulted in a Ps.124 million extraordinary non-cash charge to reflect the deterioration in the value of the long term assets of the Company's Bathroom Fixtures, Plastic Injection Molds and Ceramic Tableware operations; and
- The recognition of an income of Ps.39 million obtained from the divestiture of the paint applicators business.

COMPREHENSIVE FINANCING COST

Comprehensive Financing Cost during 2003 was Ps.158 million, a significant decline from the Ps.410 million for the previous year.

This decline is principally related to a lower foreign exchange fluctuation. During 2003 the Mexican Peso depreciated 7% against the US$, half of the 14% depreciation for 2002.

The Company took early adoption of Bulletin C-10, issued by the Mexican Institute of Public Accountants (MIPA) which establishes specific accounting rules for financial derivative instruments.

Until 2002, and based on Bulletin C-2 issued by the MIPA, the Company recognized the reasonable value of open positions of derivative instruments within the comprehensive financing cost and posted a Ps.50 million charge. For 2003, the Company credited shareholder's equity with Ps.58 million.

The most significant open derivative positions relate to natural gas, exchange rate (Ps.-US$ and Euro-US$) and copper swap agreements.

(Million of Mexican Pesos as of December 31, 2003)	2003	2002	2001
Financial expenses	(83)	(78)	(80)
Financial income	114	135	200
Foreign exchange fluctuation	155	368	(92)
Derivatives	31	50	0
Monetary loss	(60)	(59)	(25)
Comprehensive financing cost	158	410	3

INCOME TAXES AND EMPLOYEES' PROFIT SHARING PROGRAM

Income taxes for fiscal year 2003 increased 1% compared with 2002. In absolute terms, income taxes and employees' profit sharing increased from Ps.162 million in 2002 to Ps.185 million in 2003.

The effective income tax rate for the year was 38.8%, compared with 38.5% in 2002.

NET MAJORITY INCOME

Net majority income for the year ended December 31, 2003 was Ps.207 million; a 9% decline compared with the previous year.

This decline was principally due to:

- A lower operating income; and
- Recognition of Bulletin C-15 issued by the MIPA within other financial income/expenses.

Net majority income margin for 2003 remained unchanged at 3% year-over-year.

(Million of Mexican Pesos as of December 31, 2003)	2003	2002	2001
Operating income	556	916	1,013
Comprehensive financing cost	158	410	3
Other expenses, net	72	101	202
Income taxes and employees profit sharing	155	162	302
Minority interest	28	5	0
Net income	222	237	505
Net majority income	207	228	476

STATEMENTS OF CHANGES IN FINANCIAL POSITION

According to Generally Accepted Accounting Principles in Mexico, the Company presents the consolidated statement of changes in financial position in accordance with Bulletin B-12, which shows the generation and application of resources that explain the differences between the initial and final cash position in constant Pesos of December 31, 2002. As a result, changes shown in the consolidated financial statements do not represent nominal cash flow.

(Million of Mexican Pesos as of December 31, 2003)	2003	2002	2001
Net Income	222	237	505
Depreciation	708	667	593
Working Capital	(47)	7	94
Operating Activities	884	911	1,192
Bank Loans	46	612	(131)
Dividends	(174)	(334)	0
Other Financing Activities	89	174	84
Financing Activities	(40)	452	(46)
Investment in land and buildings, machinery and equipment	(708)	(911)	(556)
Other Investments	(156)	(50)	46
Investment Activities	(865)	(961)	(510)
Change in Cash Position	(21)	402	535

OPERATING CASH FLOW

During 2003, operating cash flow continued to be the main source of funds, which allowed to finance capital expenditures made during the year.

Operating cash flow for the year declined 3%, principally reflecting a higher investment in working capital.

The increase in working capital was mainly due to the Ps.267 million investment in trade receivables, which was partially offset by the rise in trade payables, which total the Ps.226 million. The increase in receivables was driven by higher sales at the Water Heaters business, as well as higher exports of aluminum engine blocks and heads, ceramic tiles and bathroom fixtures. An additional factor impacting working capital was the depreciation of the Mexican Peso against the US$, which resulted in the revaluation of receivables from sales indexed to the US$.

DEBT AND FINANCING ACTIVITIES

The slight increase in "Bank Debt" was solely due to the impact of the 7% depreciation of the Mexican Peso against the US$ during the year. Measured in current US$ terms, bank debt declined from US$251 million to US$247 million.

CAPITAL EXPENDITURES

During 2003, the Company made investments in property, machinery and equipment for a total of Ps.708 million pesos, or US$64 million.

Of these, US$33 million were invested in a new ductile iron auto parts foundry, located in Irapuato (total investment was US$51 million), US$7 million in the initial investment for a new ceramic tiles plant located in Chihuahua, and US$13 million in the final phase of two new plants for the production of aluminum engine blocks and heads for a new 6 cylinder engine for General Motors.



140
120
100
80
60
40
20
0
99
00
01
02
03

LIQUIDITY AND FINANCIAL STRUCTURE

Grupo Industrial Saltillo has one of the strongest financial structures among publicly traded Mexican companies. Its liquidity ratio of 2.10, as of December 31, 2003, remains at adequate levels.

Financial Ratios	2003	2002	2001
Liquidity Index	2.10	2.76	2.66
Debt to Capitalization	0.33	0.35	0.30
Interest Coverage	11.0x	10.6x	7.7x
Debt to EBITDA	2.22	1.91	1.37

Interest coverage continued its improvement trend, despite the 13% decline in EBITDA during 2003. This improvement was mainly due to the decline in both the base rate and the average spread.

The increase in the debt to EBITDA ratio for 2003 principally reflected the decline in EBITDA. In turn, the debt to capitalization ratio declined to 0.33 from 0.35 in 2002.

RELEVANT EVENTS

Dividends

In 2003, the Company paid a total of Ps.172 million in cash dividends, or Ps.0.60 (sixty cents) per common share.

Divestiture of the Paint Applicators Business

As part of the Company's strategy to focus on its core businesses, in June 2003 GISSA divested 100% of its Paint Applicators business, as this business was too small to fit in GISSA's corporate strategy. During 2002, this business represented 1.2% and 1.2% of consolidated sales and EBITDA, respectively.

Share Buyback Program

During 2003, the Company continued trading its stock as authorized by the Shareholder's meeting that had approved the creation of a Reserve for Acquisition of Own Stock, and within all current applicable regulations.

At the close of the year, the number of shares held by the Company's treasury totaled 1,208,555, or 0.42%, of outstanding shares.

These transactions were undertaken with the objective of stabilizing demand and avoiding volatile stock fluctuations. These operations were conducted by previously authorised Company representatives, and through several brokerage houses. Each transaction duly reported to the Stock Exchange and other relevant authorities.

Issuance of Certificados Bursatiles

During the fourth quarter of 2003, the Company initiated the registration process for a Medium Term Note Program (Certificados Bursatiles) in the Mexican market for a total of up to Ps.3,000 million. The Program was authorized by the CNBV (the Mexican Securities Exchange Commission) on February 19, 2004. The program received a local credit rating of "mxAA" by Standard & Poor's, S.A. and "AA(mex)" by Fitch México, S.A. de C.V.

The main objective of this transaction is to capitalize on the low interest rate environment in Mexico and to improve the Company's current debt profile and life of debt. As a result, on March 10, 2004, the Company successfully raised Ps.2,160 million through the issuance of three tranches of Medium Term Notes (3, 5, and 7 years) under the above mentioned program.

Proceeds from the offering, together with a portion of available cash, were used to pre-pay two syndicated loans for a total of US$215 million.

As part of its overall financial strategy, the Company executed Cross Currency Swaps to synthetically convert Ps.1,210 million from the above mentioned debt offering to US$110 million, at an interest rate of Libor + 115 basis points.

FINANCIAL STATEMENTS

GRUPO INDUSTRIAL SALTILLO



INDEPENDENT AUDITORS' REPORT

[TRANSLATION FROM SPANISH LANGUAGE ORIGINAL]

To the Board of Directors and Stockholders of
Grupo Industrial Saltillo, S. A. de C.V.:

KPMG

We have audited the accompanying consolidated balance sheets of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of two subsidiaries whose assets represent 0.10% and 2% of the consolidated total in 2003 and 2002, respectively were audited by other auditors, whose report was submitted to us, and our opinion regarding the amounts included with respect to those subsidiaries is based exclusively on the report of such auditors.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our examination and on the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

KPMG Cárdenas Dosal, S.C.

Leandro Castillo Parada

Saltillo, Coahuila, Mexico
February 4, 2004, except for note 22
corresponding to March 5, 2004.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

ASSETS	2003	2002
CURRENT:		
Cash and equivalents (includes $1,016,351 and $1,185,426 from temporary investments in 2003 and 2002, respectively)	$ 1,350,325	$ 1,371,417
Trades receivable (note 6)	1,586,008	1,318,841
Derivative financial instruments (notes 3 y 4)	85,084	-
Other accounts receivable (note 7)	263,834	229,832
Inventories (note 8)	687,076	664,035
Prepaid expenses	20,851	30,226
Total current assets	3,993,178	3,614,351
INVESTMENT IN SHARES OF ASSOCIATED COMPANY (note 9)	59,205	54,466
PROPERTY, MACHINERY AND EQUIPMENT (note 10)	6,033,407	5,433,493
DEFERRED EMPLOYEES' STATUTORY PROFIT SHARING (note 18)	-	6,285
INTANGIBLE ASSETS (note 11)	712,597	771,795
Total assets	$ 10,798,387	$ 9,880,390

LIABILITIES	2003	2002
CURRENT:		
Bank loans	$ 40,836	$ 37,479
Current portion of long-term debt (note 13)	331,592	77,281
Derivative financial instruments (notes 3 and 4)	-	49,534
Trades payable	728,945	503,027
Other accounts payable (note 12)	678,227	511,866
Income tax	108,856	113,314
Employees' statutory profit sharing	16,129	17,869
Total current liabilities	1,904,585	1,310,370
LONG TERM:		
Long-term debt (note 13)	2,406,190	2,618,154
Long-term sundry creditors (note 14)	231,338	206,689
Deferred income tax (note 18)	731,664	503,282
Other long-term liabilities	-	13,564
Total long-term liabilities	3,369,192	3,341,689
Total liabilities	5,273,777	4,652,059
Negative goodwill, net (note 2i)	-	61,815
STOCKHOLDERS' EQUITY (note 16)		
Majority capital:		
Contributed capital	2,037,617	2,020,322
Earned surplus	3,117,149	2,817,554
Total	5,154,766	4,837,876
Minority interest	369,844	328,640
Total stockholders' equity	5,524,610	5,166,516
Total liabilities and stockholders' equity	$ 10,798,387	$ 9,880,390

Ernesto López de Nigris
Co-chairman

Juan Carlos López Villarreal
Co-chairman

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, 2003 and 2002
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

	2003	2002
Net sales	$ 7,028,966	$ 7,321,085
Cost of sales	5,176,721	5,233,548
Operating expenses	1,196,331	1,171,660
Operating income	655,914	915,877
Comprehensive financial result:		
Interest income	(81,831)	(77,535)
Interest expense	113,648	134,879
Foreign exchange fluctuation	155,273	363,042
Derivative financial instruments (notes 3 and 4)	31,285	49,534
Monetary position result	(59,948)	(59,460)
Comprehensive financial result, net	158,427	410,460
Other expenses, net (note 17)	91,754	101,126
Income before taxes, employees' statutory profit sharing, equity in the results of associated company and minority interest	405,733	404,291
Income tax (note 18)	157,467	155,724
Employees' statutory profit sharing (note 18)	27,512	6,494
	184,979	162,218
Income before equity in the results of operations and minority interest	220,754	242,073
Equity in results of associated company	(1,644)	5,220
Consolidated net income	222,398	236,853
Minority interest	15,245	8,354
Net majority income	$ 207,153	$ 228,499
Earning per share of majority interest (Mexican pesos of constant purchasing power as of December 31, 2003) (note 20)	$ 0.73	$ 0.81

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2003 and 2002
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

	2003	2002
Operating activities:		
Consolidated net income	$ 222,398	$ 236,853
Plus charges not requiring (less credits not providing) resources:		
Depreciation and amortization	597,117	517,392
Impairment and write-offs of long-lived fixed and non-productive assets	138,990	74,263
Deferred income tax and employees' statutory profit sharing	69,908	16,439
Derivative financial instrument valuation	(49,534)	49,534
Equity in results of associated company	(1,644)	5,220
Loss on sale of subsidiary	-	5,569
Negative goodwill	(61,815)	-
Goodwill	12,994	-
Pension plan and seniority premium	2,384	(1,890)
Resources generated by operation	930,798	903,380
Working capital:		
Trades receivable	(267,167)	(27,401)
Other accounts receivable and prepaid expenses	(33,819)	(138,459)
Inventories	(50,693)	(25,393)
Trades payable	225,919	154,346
Other accounts payable	84,662	75,346
Income tax and employees' statutory profit sharing	(6,198)	(31,146)
Net resources generated by operating activities	883,502	910,673
Financing activities:		
Dividends paid	(174,340)	(334,049)
Bank loans	3,357	16,986
Current portion of short-term debt	254,311	(178,489)
Long-term debt	(211,964)	773,490
Sundry creditors and other long-term liabilities	62,954	70,522
Minority interest	25,959	103,122
Resources (used in) generated by financing activities	(39,723)	451,582
Investing activities:		
Acquisition of property, machinery and equipment	(708,455)	(910,697)
Acquisition and sale of subsidiaries, net	-	44,027
Acquisition of own shares	35,513	6,662
Other assets	(191,929)	(100,639)
Resources used in investing activities	(864,871)	(960,647)
(Decrease) increase in cash and equivalents	(21,092)	401,608
Balance at beginning of year	1,371,417	969,809
Balance at end of year	$ 1,350,325	$ 1,371,417

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

	Common stock	Additional paid-in capital	Gain on resale of own shares	Allowance for acquisition of own shares	Retained earnings	Cummulative effect of holding non-monetary assets	Initial effect of deferred income tax	Fair value of derivative financial instruments	Majority interest	Minority interest	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 2001	$ 1,892,062	$ 121,840	$ 170,953	$ 154,236	$ 7,992,142	$ (4,884,768)	$ (700,217)		$ 4,746,248	$ 204,563	$ 4,950,811
Dividends paid					(334,049)				(334,049)		(334,049)
Acquisition of own shares (note 16)	6,420		21,016	(20,774)					6,662		6,662
Minority common stock increase										103,122	103,122
Comprehensive result					228,499	190,516			419,015	20,955	439,970
BALANCES AS OF DECEMBER 31, 2002	1,898,482	121,840	191,969	133,462	7,886,592	(4,694,252)	(700,217)		4,837,876	328,640	5,166,516
Dividends paid (note 16)					(174,340)				(174,340)		(174,340)
Acquisition of own shares (note 16)	17,295		(15,953)	108,770	(74,599)				35,513		35,513
Minority common stock increase										25,959	25,959
Accumulated effects of accrued vacations (note 3)					(25,786)				(25,786)		(25,786)
Fair value of derivative financial instruments (notes 3 and 4)								57,006	57,006		57,006
Comprehensive result					207,153	217,344			424,497	15,245	439,742
BALANCES AS OF DECEMBER 31, 2003	$ 1,915,777	$ 121,840	$ 176,016	$ 242,232	$ 7,819,020	$ (4,476,908)	$ (700,217)	57,006	$ 5,154,766	$ 369,844	$ 5,524,610

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

These financial statements have been translated from the Spanish language original only for convenience of foreign/English-speaking readers.

(1) DESCRIPTION OF BUSINESS

Grupo Industrial Saltillo, S. A. de C. V. (GISSA and/or the Company) is a Mexican controlling company which is involved in three business sectors through its subsidiaries: (i) Metal mechanic, engaged mainly in manufacturing and selling foundry gray iron and aluminum melting products for the automotive industry; (ii) Building Products, engaged and mainly in manufacturing and trading of ceramic tile, water heathers and bathroom fixtures; and (iii) Home Products, engaged in manufacturing and trading enamel on steel kitchen items and ceramic tableware for home and institutional use.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and practices followed by the company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying consolidated financial statements are prepared according to the generally accepted accounting principles in Mexico (MEXGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	Inflation %
December 31, 2003	106.9961	3.97%
December 31, 2002	102.9040	5.70%
December 31, 2001	97.3540	4.40%

For purposes of disclosure in the notes to the financial statements, pesos or "$" means thousands of Mexican pesos, and dollars means thousands of U.S. dollars, except where otherwise indicated.

b) Consolidation bases

The consolidated financial statements include the assets, liabilities and results of GISSA and those subsidiaries of which the Company owns over 50% of common stock and/or has control. All the balances and operations between companies of the group have been eliminated in the consolidation.

The Company's main subsidiaries are the following

	% sharing
Metal Mechanic	
Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries:	100%
Manufacturas Cifunsa, S. A. de C. V.	100%
Cifunsa Diesel, S. A. de C. V.	100%
Ditemsa Moldes de Plástico, S. A. de C. V.	100%
Castech, S. A. de C. V. [2]	50%
Techmatec, S. A. de C. V.	100%
Industria Automotriz Cifunsa, S. A. de C. V. [1]	100%
Cifunsa del Bajío, S. A. de C. V.	100%
Building Products	
Manufacturas Vitromex, S. A. de C. V. and Subsidiaries [1]	100%
Manufacturas Vitromex, S. A. de C. V.	100%
Grupo Calorex, S. de R. L. de C. V.	100%
Calentadores Cinsa, S. A. de C. V.	100%
Fluida, S. A. de C. V.	100%
Éxito, S. A. de C. V.	100%
Home Products	
Comesco, S. A. de C. V. and Subsidiaries:	100%
Cinsa, S. A. de C. V.	100%
Porcelanizados Enasa, S. A. de C. V	100%
Cerámica Santa Anita, S. A. de C. V.	100%
Esvimex, S. A. de C. V.	100%
Other subsidiaries	
Asesoría y Servicios, GIS, S. A. de C. V.	100%
Administradora Brycosa, S. A. de C. V.	100%
Gis Holding Co., Inc.	100%
Fideicomiso GISSA AAA [3]	

(1) Grupo Industrial Saltillo has the control of this company.

(2) In August 2002, 51% of the equity of the subsidiary that manufactures foundry tools, Ditemsa S.A. de C. V., was sold to an European company (strategic partner). The effect of this transaction generated a loss of approximately $5 million pesos. After this transaction, only 49% of the shares of this subsidiary are owned. After this date control is exercised by the new strategic partner, thus this investment is recognized under the equity method.

(3) In September 2002, Manufacturas Vitromex, S.A. de C. V. acquired Dekor Internacional, S.A. de C. V., assuming control thereof. This operation generated Negative goodwill of $61,815, net.

(4) On September 9, 2002, GISSA, as trustor, constituted a trust in Nacional Financiera S.N.C. (NAFIN), to incorporate it as a Non-Bank Intermediary and finance the companies of which GISSA is a stockholder or partner. GISSA maintains corporate control and operation of this fund, retaining consequently most of the risks and rewards derived thereof.

c) Cash equivalents

They are represented by cash in checking accounts and highly liquid instruments with maturities of three months or less. Increases and decreases generated by investments are carried to results of the year and included as part of Comprehensive Financial Result (CFR).

d) Inventories and cost of sales

Inventories are presented at the lower of replacement cost and market value. The replacement cost is determined by the costs of the latest productions (finished products and in-process) and by the latest purchase price (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of the sales and restated to pesos at the end of the period.

e) Property, machinery and equipment

Domestic property, machinery and equipment are restated under the method of adjustment from general price level changes, using the NCPI published by the Banco de Mexico. Imported machinery and equipment is restated using the inflation of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the restatement. Depreciation of property, machinery and equipment is calculated under the straight-line method, based on the useful lives of the assets. The total useful lives of the main classes of assets are as follows:

	Years
Buildings	20
Machinery and equipment	12.5

Repair and maintenance costs are charged to the results as incurred.

f) Investment in shares of associated company

The investment in shares of the associated company in which the Company owns 49% of common stock is recorded for by the equity method.

g) Intangible assets

Intangible assets include goodwill. After the adoption of Bulletin C-8, goodwill represents the excess purchase price of the companies over the amount identified as tangible and intangible assets of these companies, restated with NCPI factors and amortized under the straight-line method over a period of 20 years, the year after it is generated, based on the estimated useful life and it is subject to periodic impairment evaluation (see note 3).

The pre-operating costs for the implementation and development of project EV-6 of aluminum motors (see note 11) are amortized under the straight-line method over a period of 7 years, after the plant starts up operations. Other assets include development and implementation costs of a new resource-planning system, which is amortized under the straight-line method over a period of 7 years. These assets are subject to a periodic impairment evaluation.

Other assets are presented at restated value using the NCPI, net of the corresponding amortization.

h) Accruals

The Company recognizes, based on management estimates, liability provisions for those present obligations where the transfer of assets or the provision of services is virtually unavoidable and rises as consequence of past events, mainly guarantees of products sold, salaries and other payments to personnel, which, in the applicable cases, are recorded at present value.

i) Negative goodwill

Negative goodwill represents the excess book value of the shares over their purchase price. It is amortized under the straight-line method until a period of 5 years (see note 17).

j) Seniority premium and pension plan

According to the Federal Labor Law in force, there are obligations regarding severance payments and seniority premium, payable to employees who cease to render their services under certain circumstances.

The policy adopted is the following:

- Severance payments are charged to the results of the year in which they are made.
- An allowance is recorded for seniority premiums.

In addition, the Company has a pension and retirement plan established for its non-unionized personnel, in favor of which it has set up an irrevocable trust fund.

The cost and allowance of the seniority premium and the pension plan was determined based on calculations prepared by independent actuaries.

k) Income Tax (IT), Business Assets Tax (BAT) and Employee's Statutory Profit Sharing (ESPS)

IT is accounted for under the asset and liability method which compares the book a tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for temporary differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

l) Restatement of common stock and other stockholders' equity accounts

Common stock, allowance for the acquisition of own shares, paid-in capital, premium on reallocation of own shares and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until the years end. These amounts represent the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

m) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors, increased or reduced by the related deferred tax effects.

n) Comprehensive result

The comprehensive result represents the net income or loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions. For the year ended December 31, 2003 this item includes $222,390 from result of the year, $47,162 from the effect of adopting new Bulletins (see note 3), $379,664 as a result of non-monetary assets and $(178,262) as income taxes assignable to stockholders' equity items.

o) Cumulative deferred income tax effect.

It represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

p) Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gains and losses, valuation effects of derivative financial instruments and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of month by inflation factors, including deferred taxes, through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

q) Revenue recognition

Revenue from the sale of goods is recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are included in selling expenses or deducted from sales, as applicable.

r) Business concentration

Of the Company's consolidated total income corresponding to 2003 and 2002, 21% and 22% were concentrated mainly on two customers of the metal-mechanic division, respectively. The Company provides for necessary allowances for doubtful accounts based on analyses and estimates made by management.

s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

t) Impairment of property, plant and equipment, goodwill, intangibles and other non-current assets

The Company evaluates periodically the adjusted values of property, plant and equipment goodwill, intangibles and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

u) Financial instruments

The Company uses derivative financial instruments to give certainty to the prices of some important commodities, by studying the historical volumes, future needs or commitments acquired, avoiding exposure to risks other than business operation risks. The Company constantly analyzes its risk regarding prices, credit and liquidity.

To reduce the risks resulting from changes in prices of certain indirect raw materials such as Natural Gas and Copper (Commodities), based on the demand and supply of the main international markets, the Company uses hedging contracts Commodity SWAPS. The changes from the consumed volumes are recognized in cost of sales as part of operating costs of the Company.

Fair value of the instrument is recognized in liabilities or assets, as applicable. At closing of each month the fair value is restated and, therefore, the value of liabilities or assets. As mentioned in note 3, the Company decided for an early adoption of Bulletin C-10, "Financial Instruments, Derivatives and Hedging Operations", therefore, as of December 31, 2003, the fair values of Commodity SWAPS effective in 2004, 2005 and 2006, and whose effective portions that will be offset to the risks of assets up to the time they are used, were recognized within the comprehensive result account in stockholders' equity of the Company.

The foreign exchange rate fluctuation risks, with respect to the U.S. dollar and other currencies, are hedged with hedging exchange financial instruments. The differences derived from the fluctuations between the exchange rates established in the market and those set in these contracts are recognized in results of the year, net of the costs, expenses (income) from the assets or liabilities hedged. The effects are recognized in the cost of sales when the effective portions of hedging of prices of commodities materialize when consuming the asset being hedged, and in CFR when financial assets and liabilities are hedged.

The estimated fair value represents the amount for which a financial asset can be exchanged or a financial liability can be settled between interested and willing parties, in a free trade transaction. When there is a reference market, the fair value corresponds to the value determined by such market, or else, it can be determined by using the net present value of projected flows or the valuation through certain mathematical models.

v) Use of estimates

The preparation of consolidated financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. The important items subject to these estimates and assumptions include the book value of property, machinery and equipment; the valuation estimates of accounts receivable, inventories and deferred tax assets; the valuation of financial instruments and the assets and liabilities related to labor obligations. Actual results could differ from those estimates and assumptions.

w) Reclassifications

The consolidated financial statements as of December 31, 2002 include certain reclassifications to conform their presentation to that of 2003.

(3) ACCOUNTING CHANGES

(a) Derivative financial instruments

The Mexican Institute of Public Accountant (IMCP) issued Bulletin C-10 "Derivative financial instruments and hedging operations", effective January 1, 2005, with an early adoption encouragement. One of the main provision of this new standard is the classification of hedging through derivative financial instruments according to the exposure to be hedged, in three accounting models: on fair values, on cash flows and on net investments of subsidiaries located abroad. Bulletin C-2, "Financial instruments" only divided derivative financial instruments according to the Company's intention, either for hedging purposes or negotiation or speculation purposes.

Bulletin C-10 mentions that in a hedging exposure of cash flows the effective portion (documented, designated and measured from the beginning of the operation) of the gains or losses of the hedging instrument should be recognized within the comprehensive result account in stockholders' equity, before being offset to asset or liabilities whose risks will be hedged and/or offset. The non-effective portions (portions not hedging or that stop hedging the designated risks) should be immediately recognized in results of the period.

The Company decided on the early adoption of Bulletin C-10 for 2003, thus, it proceeded to reclassify the gains from effective hedging amounts for the derivative financial instruments previously recognized in the Income Statement according to Bulletin C-2 and record them as a credit to stockholders' equity accounts, for $57,006, net of deferred tax, which corresponds to the unrealized portions of these derivative financial instruments.

(b) Liabilities, accruals, contingent assets and liabilities, and commitments

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "Liabilities," and C-12, "Contingencies and Commitments". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

The Company adopted this Bulletin in 2003, recognizing an accumulated effect from accrued vacations of $25,786, which was recorded in stockholders' equity, net of deferred tax for $12,135. As of December 31, 2003, the accrued vacation obligation amounts to $37,921 and is included in other accounts payable in the balance sheet

(c) Intangible assets

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be recognized as expense when incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

This Bulletin also requires that intangibles acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case, they should be reported as goodwill. Also, if there is no active market for these assets, they should be written down to the excess of the book value over the purchase price or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses.

According to the adoption of this Bulletin, the amortization of goodwill for $19,646 in 2003 and $20,426 in 2002 is presented as part of operating expenses in the consolidated financial statements.

(4) HEDGING

a) Commodity SWAPS

Some of the GISSA subsidiaries engaged in manufacturing products use indirect raw materials in their basic processes such as Natural Gas and Copper (Commodities), whose prices are based on the supply and demand parameters of the main international markets. To reduce fluctuation risk in the international prices of Commodities, the Company and some of the subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes notional volumes to be expended and sets a price for each raw material with the counterparty, which allows hedging the risk of the increases and decreases in the price of the commodity for up to the theoretical volumes set in these contracts.

During 2003, one of the company's subsidiaries used copper SWAP agreements, which generated gains of 104 dollars. As of December 31, 2003, one of the subsidiaries has a SWAP agreement hedging 40 metric tons of Copper per month that expires on December 31, 2004. As of December 31, 2003, there is a net asset position of 342 dollars.

On the other hand, during 2003, the Company and one of the subsidiaries used SWAP agreements and options on the price of Natural Gas, which realized losses for 7,379 dollars. As of December 31, 2003, there are contracts hedging 563 MM BTU's of Natural Gas, with joint expiration on December 31, 2006. As of December 31, 2003, there is a net asset position of 6,404 dollars.

b) Foreign exchange

As of December 31, 2003 there are different foreign currency flow exchange contracts, representing hedging instruments to reduce the exchange rate fluctuation risks between the U.S. dollar and the Mexican peso.

As of December 31, 2003 there is a currency purchase commitment for 24,751 dollars whose net asset position at closing is 829 dollars.

(5) FOREIGN CURRENCY POSITION AND EXCHANGE RATE

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2003 and 2002, is as follows:

	Dollars	
	2003	2002
Current assets	59,594	63,124
Less:		
Current liabilities	64,109	40,749
Long-term liabilities	231,707	259,675
Excess liabilities over assets in foreign currency	236,222	237,300

The U.S. dollar exchange rates as of December 31, 2003 and 2002 were $11.23 and $10.46, respectively. As of February 4, 2004, it was $10.86.

As of December 31, 2003 and 2002, the Company and its subsidiaries had the following foreign currency non-monetary assets position, or assets whose replacement cost can be determined only in foreign currencies:

	Dollars	
	2003	2002
Inventories	16,220	22,252
Machinery and equipment	436,181	399,845
	452,401	422,097

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2003 and 2002 are summarized below:

	Dollars	
	2003	2002
Sales	318,894	253,078
Purchases	(127,069)	(93,301)
Technical assistance	(1,252)	(2,242)
Interests	(5,449)	(12,131)
Others	(12,269)	(4,849)
	172,855	140,555

Foreign currency sales include those made in Mexican territory in U.S. dollars payable in domestic currency at the exchange rate of the collection date and amount approximately in dollars to 141,293 in 2003 and to 119,200 in 2002.

A condensed and combined presentation of the balance sheets of the foreign subsidiaries as of December 31 2003 and 2002, is shown below, converted to pesos at the exchange rate of closing of the year.

	Dollars	
	2003	2002
Current assets	24,814	17,514
Net fixed assets	440	423
Other assets	2,133	6,274
Total assets	27,387	24,211
Short-term liabilities	9,968	10,833
Stockholders' equity	17,419	13,378
Total liabilities and stockholders' equity	27,387	24,211

(6) TRADES RECEIVABLE

The trades receivable balance is decreased by the allowance for doubtful accounts of $46,255 in 2003 and $38,699 in 2002, respectively.

(7) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2003 and 2002, other accounts receivable are integrated as follows:

	2003	2002
Accounts receivable from non-commercial activities	$ 184,114	$ 55,644
Refundable value added tax	10,131	46,097
Refundable income tax	69,589	128,091
	$ 263,834	$ 229,832

(8) INVENTORIES

As of December 31, 2003 and 2002, inventories are integrated as follows:

	2003	2002
Raw material	$ 350,088	$ 331,918
Work in process	60,384	28,210
Finished goods	238,306	282,046
Advance to suppliers	50,744	5,006
Others	19,596	26,902
	719,118	674,082
Less: Allowance for obsolescence	32,042	10,047
	$ 687,076	$ 664,035

(9) INVESTMENT IN SHARES OF ASSOCIATED COMPANY

The investment in shares of associated company is recorded for by the equity method, considering the results and equity of the issuing companies. The balance of this account is integrated as follows:

	2003	2002
Contribution or book value on the purchase date	$ 57,898	57,898
Equity in subsequent changes in the stockholders' equity of associated company	1,307	(3,432)
	$ 59,205	54,466

A condensed presentation of certain audited financial information of the balance sheet and income statement as of December 31, 2003 and 2002 of the company of the investment is shown below:

	2003	2002
Current assets	$ 48,779	$ 35,382
Property, machinery and equipment	93,013	80,238
Other assets	7,941	14,646
Total assets	$ 149,733	$ 130,266
Current liabilities	$ 18,578	$ 19,486
Long-term liabilities	10,327	657
Stockholders' equity	120,828	110,123
Total liabilities and stockholders' equity	$ 149,733	$ 130,266
Net sales	$ 120,239	$ 89,625
Operating income	15,713	(10,942)
Net income (loss)	$ 3,312	$ (6,632)

(10) PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2003 and 2002, the investment in property, machinery and equipment are analyzed as follows:

	2003	2002
Land	$ 380,824	$ 481,486
Buildings	1,926,037	1,919,269
Machinery and equipment	7,765,095	6,862,768
Transportation vehicles	117,347	123,169
Furniture and fixtures	129,889	128,469
Computer equipment	205,326	204,304
Investment in process	864,290	715,089
Guarantee deposits	18,959	24,411
	11,407,767	10,458,965
Less: accumulated depreciation	5,374,360	5,025,472
	$ 6,033,407	$ 5,433,493

As of December 31, 2003, the investments in process account is integrated mainly by the Irapuato Plant (Auto parts) project, within Metal-Mechanic division, for $468,092, which will begin operations in the first quarter of 2004. It also includes the investment in different projects to manufacture aluminum and iron blocks and heads for $170,822 and $69,436, respectively.

Besides, this item includes investments in process for the construction of a new plant to manufacture ceramic coating, on which 42 million dollars will be invested. As of December 31, 2003 the investment amount to $97,797.

(11) INTANGIBLE ASSETS

Intangible assets as of December 31, 2003, are integrated as follows:

	Goodwill	Brands and patents	Development cost and others (note 2 g)	Labor obligations (note 15)	Total
Cost, net of impairment	$ 454,952	$ 109,544	$ 249,019	$ 72,636	$ 886,151
Less: Accumulated amortization	(117,174)	(21,229)	(35,151)		(173,554)
Net	$ 337,778	$ 88,315	$ 213,868	$ 72,636	$ 712,597

The variations in these assets during 2003 were as follows:

	Goodwill	Brands and patents	Development cost and others (note 2 g)	Labor obligations (note 15)	Total
Balances as of December 31, 2002	$ 467,946	$ 109,544	$ 243,798	$ 78,387	$ 889,675
Development cost			5,221		5,221
Impairment losses charged to results	(12,994)				(12,994)
Other changes in book value				(5,751)	(5,751)
Balances as of December 31, 2003	$ 454,952	$ 109,544	$ 249,019	$ 72,636	$ 886,151

Development costs and others is comprised mainly by capitalized expenses corresponding to the development of EV-6 project to manufacture blocks and aluminum heads in the Metal-Mechanic division, and by the expenses carryforward of the development and installation of the new resource planning system.

(12) OTHER ACCOUNTS PAYABLE

Other accounts payable is integrated mainly by provisions of different services and fees, taxes withheld and by the unpaid vacation provision at closing (see note 3). Furthermore, this account includes certain severance provision as a result of implementing the Lean Manufacturing processes (See note 17).

(13) LONG-TERM BANK LOANS

As of December 31, 2003 and 2002, bank loans are integrated as follows:

		2003		2002
Syndicated credit agreement with several banks with a current balance of 130 U.S. million dollars, payable in five years, beginning in 2002 and until 2007 with a 2.5-year grace period in capital. The current rate is Libor plus 1.375 percentage points and will remain so until March 2005; from that moment and until March 2006, Libor plus 1.625 percentage points, from March 2006 and until the end of the credit life in March 2007 the rate will be Libor plus 1.75 percentage points. The administrative agent is Bank Boston, N.A. The credit is secured by some subsidiaries.	$	1,460,160	$	1,414,190
Syndicated credit agreement with several banks with a current balance of $85 U.S. million dollars payable in five years, beginning in 2001 and until 2006 with a three-year grace period in capital. The current rate is Libor plus 1.25 percentage points and will remain so until April 2005; from that moment and until April 2004, Libor plus 1.375 percentage points; from April 2004 until April 2005, Libor plus 1.375 percentage points; from April 2005 and until the end of the credit life in April 2006, the rate will be Libor plus 1.625 percentage points. The agent bank is BBVA-Bancomer, S.A. The credit is secured by some subsidiaries.		954,720		924,661
Other long-term credit contracts with an outstanding balance of 25.7 million U.S. dollars with joint expiration in 2008.		288,381		356,584
Long-term credit contract with Bank Boston, S.A. with a current balance of 34.5 million pesos, payable in four years beginning 2003 and through 2007. The rate is 11.125% fixed.		34,521		-
Total		2,737,782		2,695,435
Less: current portion of long-term debt		331,592		77,281
Net	$	2,406,190	$	2,618,154

The long-term bank loan installments beginning in 2005 are as follows:

Years	Dollars		Pesos
2005	100,843	$	10,118
2006	79,083		11,313
2007	31,307		4,060
2008	724	$	-

Some of the credit agreements mentioned above establish for Grupo Industrial Saltillo, S.A. de C.V. and subsidiaries some limitations for the payment of dividends, restrictions on certain financial ratios and investments, which have been fulfilled as of the date of the consolidated balance sheet.

(14) LONG-TERM SUNDRY CREDITORS

As of December 31, 2003 long-term sundry creditors is comprised mostly by the balance of a long-term debt of 19.8 million dollars, contracted by a subsidiary with Hydro Aluminium Deutschland, GMBH, a stockholder of such subsidiary, of which 3.8 million U.S. dollars accrue interest at Libor rate plus 1.7 percentage points and is payable in 2005 and 16 million dollars that accrue interest at Libor plus 2.15 percent points and is payable in 2006.

Installments of this long-term debt, beginning in 2005 are as follows

Year	Dollars
2005	3,750
2006	16,000

(15) SENIORITY PREMIUM AND PENSION PLAN

The relevant information of the actuarial calculation of the seniority premium and pension plan as of December 31, 2003, is the following:

	Seniority premium	Pension plan
Current benefit obligations	$ 42,182	$ 220,875
Projected benefit obligations	44,226	242,138
Plan assets	-	(297,779)
Financial position	44,226	(55,641)
Non-amortized transition (assets) liabilities	(6,745)	59,500
Non-amortized variances in assumptions and experience adjustments	(9,027)	(121,237)
Net projected assets (liabilities)	28,404	(117,378)
Additional liabilities	14,027	2,311
	$ 42,431	$ (115,067)
Net cost (income) of period	$ 3,142	$ (758)
Amortization period of carryforward items	9 years	18 years
The net cost (income) of period is integrated as follows:		
Labor cost	$ 4,224	$ 12,016
Financial cost	1,781	9,868
Return on assets	-	(34,747)
Amortization of transition obligation	2,437	(7,140)
Personnel reduction effect	3,045	(1,973)
Early retirement effect	(8,345)	1,218
	$ 3,142	$ (758)

The most important assumptions used in determining the net periodic cost (income) of labor obligations are the following:

Discount rate to reflect the present value of obligations	4%
Increment rate in the levels of future wages	1%

From the implementation of programs directed to make the operations of the subsidiaries of the Company more efficient, during 2003, the Company make and important adjustment to the labor staff (see note 17). This process momentarily allows the early settlement of labor obligations.

According to Bulletin D-3, "Labor Obligations", when the reductions and/or settlement of obligations are significant and can substantially affect the elements of the remuneration plan upon retirement, new actuarial calculations should be made.

The figures presented in this note are the result of this new actuarial calculation and the effects of the early reduction and settlement of the obligations are shown below:

Pension plan:	
Reduction of personnel	$ 1,973
Early retirement/ extinction	(1,218)
Cancellation of allowance	$ 755
Seniority premium:	
Reduction of personnel	$ (3,045)
Early retirement/ extinction	8,345
Cancellation of allowance	$ 5,300

(16) STOCKHOLDERS' EQUITY

a) Stockholders' equity movements

At an Ordinary Annual General Meeting in April 2003, the stockholders agreed to distribute dividends for $174,340 ($172,366 nominal) from earnings of previous periods. The dividend per share paid was $0.60 pesos.

Common stock was increased by $17,295 and $6,420 in 2003 and 2002 respectively, corresponding to the acquisition and temporary placement of own shares.

b) Common stock

Common stock is represented by 287,277 thousand common nominative shares, without par value. Fixed common stock is $50,000 (nominal value) and the variable capital stock is $133 (nominal value); common stock includes $778 (nominal value) in capitalized earnings. As part of the contributed capital, $13,803 (nominal value) corresponding to additional paid-in capital are included.

The restated stockholder contributions as provided for by the tax law may be refunded to stockholders tax-free. Any refund in excess of tax amounts will be subject to payments of tax according to the income tax law. As of December 31, 2003, the tax amounts are similar to the amounts presented in the consolidated balance sheets.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of common stock. This reserve is not susceptible to distribution to stockholders during the existence of the company, except as dividends in shares. The statutory reserve as of December 31, 2003 amounts to $383,156.

Earnings of the subsidiaries recognized under the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 67% could be distributed to the stockholders.

(17) OTHER EXPENSES, NET

In order to increase productivity and the use of fixed assets, some of the subsidiaries of the Company implemented the concept of Lean Manufacturing. These effects brought about mainly charges to results for the recognition of impairment of long-lived assets, particularly for the plastic injection business, tableware items and bathroom fixtures, write-off of non-productive assets and personnel compensations. Since these transactions are not part of the normal course of operations, their effects are presented in other expenses, net.

Besides, the benefit for the recovery of the Salary Credit Substitutive Tax (ISCAS) paid in 2002 and before is included, since the Company recently obtained a favorable sentence from the lawsuits filed for that purpose. Similarly, one of the subsidiaries won a lawsuit related to the classification of occupational hazards paid to the Mexican Social Security Institute (IMSS), which translated in the refund of the excess fees paid.

The effects are integrated as follows:

	2003	2002
Impairment recognition of long-lived assets	$ 124,050	$ -
Write off of non-productive assets	42,853	74,263
Personnel settlements	63,277	31,743
Refunds of compensatory fees from dumping	-	(26,100)
Refunds of taxes paid in prior years and of excess fees paid to IMSS	(54,697)	-
Goodwill cancellation	(46,713)	-
Other (income) expenses	(37,016)	21,220
	$ 91,754	$ 101,126

(18) INCOME TAX (ISR) BUSINESS ASSETS TAX (BAT) AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS)

According to the tax law in force, companies must pay the greatest of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles. EPS is calculated on practically the same basis as IT, but without recognizing the effects of inflation.

BAT Law establishes a 1.8% tax on assets, restated in the case of inventories, property, machinery and equipment and deducted some liabilities.

The Company and subsidiaries calculate IT and BAT on a consolidated bases. Therefore, the amounts presented in the accompanying consolidated financial statements are the consolidated result for these taxes. The amount presented for ESPS represents the sum of the individual results of each company.

The attributable tax and EPS expenses were $184,979 and $162,218 for the years ended December 31, 2003 and 2002, respectively and are distributed as follows:

	IT		ESPS	
	2003	2002	2003	2002
IT and ESPS expense:				
Current	$ 97,887	$ 205,685	$ 17,184	$ 18,010
Deferred	59,580	(49,961)	10,328	(11,516)
Total IT and ESPS expense	$ 157,467	$ 155,724	$ 27,512	$ 6,494

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2003 and 2002 are listed below:

	2003	2002
Deferred assets:		
Accumulated expenses payable	$ 192,968	$ 129,279
Tax losses carryforward	68,242	203,562
Others	92,242	58,814
Total deferred assets	$ 353,452	$ 391,655
	2003	2002
Deferred liabilities:		
Inventories	$ 331,319	$ 222,742
Fixed assets	707,114	605,761
Others	115,009	153,645
Total deferred liabilities	1,153,442	982,148
Sub-total deferred income tax liabilities	799,990	590,493
Refundable business asset tax	68,326	87,211
Total deferred income tax liabilities	$ 731,664	$ 503,282

The Company has not recognized a deferred tax liability, related to undistributed earnings of its subsidiaries and associated company, recognized under the equity method, originated in 2003 and previous years, since it currently does not expect these undistributed earnings to be reverted and taxable in the near future. This deferred liability will be recognized when the Company estimates to receive these undistributed earnings and they are taxable, such as an instance of sale or disposal of its investments in shares.

The deferred IT rollforward for the year ended December 31, 2003 is presented below:

	2003	2002
Beginning deferred IT balance	$ 503,282	$ 626,060
IT effect on:		
Results	59,580	(49,961)
Stockholders' equity	149,917	63,244
Effect from purchase of subsidiary	-	(132,665)
Effect from sale of subsidiary	-	4,339
BAT of the year	18,885	(7,735)
Deferred income tax as of December 31, 2003	$ 731,664	$ 503,282

As of December 31, 2003, tax losses carryforward and the refundable BAT expire as follows:

	Restated amount as of December 31, 2003	
Year	Tax losses carryforward	Refundable BAT
2004	$ 6,219	-
2006	25,459	-
2007	67,197	1,030
2008	34,859	10,434
2009	7,248	13,635
2010	9,447	13,169
2011	3,210	15,485
2012	954	5,744
2013	53,379	8,829
	$ 207,972	68,326

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate is 32% in 2005.

(19) SEGMENT INFORMATION

Three divisions integrate the company: Metal Mechanic, Building Products and Home Products.

The relevant information of the division is the following:

		December 2003			
	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$ 2,460,483	3,571,406	997,077	-	7,028,966
Intersegment revenues	$ -	-	7,720	(7,720)	-
Operating income	$ 60,410	517,777	77,727	-	655,914
Net income	$ (34,548)	261,431	(19,730)	-	207,153
Total assets	$ 5,146,689	5,694,309	1,638,987	(1,681,598)	10,798,387
Total liabilities	$ 3,653,720	3,760,578	397,613	(2,538,134)	5,273,777
Depreciation and amortization	$ 286,260	239,684	71,173	-	597,117
Impairment of long-lived assets and write off of non-productive assets	$ 48,305	59,876	58,722	-	166,903

		December 2002			
	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$ 2,702,544	3,625,670	992,871	-	7,321,085
Intersegment revenues	$ 71,725	-	-	(71,725)	-
Operating income	$ 235,737	593,709	86,431	-	915,877
Net income	$ 10,731	172,966	44,802	-	228,499
Total assets	$ 4,932,327	5,252,704	1,536,461	(1,841,102)	9,880,390
Total liabilities	$ 2,839,761	3,142,307	511,093	(1,841,102)	4,652,059
Depreciation and amortization	$ 252,837	201,234	63,321	-	517,392
Write off of non-productive assets	$ 27,755	46,508	-	-	74,263

Geographical Sales per Division:

	December 2003			
	Metal-Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	2,965,873	921,406	3,887,279
Export	2,460,483	605,533	75,671	3,141,687
Total	$ 2,460,483	3,571,406	997,077	7,028,966

	December 2002			
	Metal-Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	3,190,590	913,441	4,104,031
Export	2,702,544	435,080	79,430	3,217,054
Total	$ 2,702,544	3,625,670	992,871	7,321,085

(20) EARNINGS PER SHARE

Basic earning per share is calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted average number of shares for the calculations were 284,853 and 283,285 (thousand shares) in 2003 and 2002, respectively.

(21) CONTINGENCIES AND COMMITMENTS

a) The Company, through its subsidiaries, has an electric energy use agreement with Iberdrola Energía Monterrey, S.A. de C.V. This agreement will allow it to purchase 40.5Mw monthly at a price related to the energy production cost. This agreement was signed in September 2001 for 25 years.

b) *There is a contingent liability from the labor obligations mentioned in note 2(j).*

c) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(22) SUBSEQUENT EVENTS

a) Under the Stock Certificate program of $3,000 million pesos that GISSA has filed with the CNBV, on March 2, 2004, the Company filed before the investing public, $2,160 million pesos. This filling was integrated by three issues described below:

   1. The first issue for a total of $822.5 million pesos, to 3 years, with a coupon of TIIE to 28 days plus an overrate of 0.70 percent and a filling price of $99.134591;

   2. The second issue for a total of $830 million pesos, to 7 years, with an interest rate equivalent to CETES to 182 days plus an overrate of 1.39 percent; and

   3. The third issue for a total of $507.5 million pesos, to 5 years, with an interest rate of 9.10%.

   The three issues were settled on March 4, 2004, obtaining credit ratings by Standard & Poor's, S.A. de C.V. of "mxAA" and by Fitch México, S.A. de C.V. of "AA(mex)".

   Resources obtained from the issues will be used for the early payment of the syndicated credits effective as of December 31, 2003 mentioned in note 13 for $1,460,160 and $954,720, respectively.

   As part of this financial strategy, Cross Currency Swaps derivative financial instrument operations were conducted, through which $702.7 million pesos of the first issue and all of the $507.5 million pesos of the third issue were converted to dollars, this translated into a reduction of the weighted cost of the debt denominated in dollars, since the cost of the portion mentioned in this paragraph were set at Libor + 110 base points and Libor + 123 base points, respectively.

b) On March 5, 2004, the Company made an early payment of 130 million dollars on capital of the syndicated credit, whose agent bank was Bank Boston N.A., settling the credit in full as of that date.

(23) NEW ACCOUNTING PRONOUNCEMENTS

Financial instruments with characteristics of liabilities, equity or both

In May 2003, the Mexican Public Accountant Institute issued Bulletin C-12, "*Financial Instruments with Characteristics of Liabilities, Equity or Both*", which is mandatory beginning January 1, 2004, although early application is encouraged. Bulletin C-12 fulfills the provisions contained in other bulletins, related to issuing complex financial instruments, and adds the convenient standards to provide more complete solutions to the general problem. Consequently, it indicates the basic differences between liabilities and stockholders' equity; it establishes rules to classify and value, in the initial recognition, the liability and equity components of the combined instruments; and it establishes disclosure rules for combined financial instruments. The financial instruments should be classified as liabilities or equity, in accordance with the rules of this Bulletin, at the beginning of the accounting period in which it is applied for the first time, without reformulating the comparative information of previous periods, or recognizing a beginning accumulated effect in the results of the period in which the Bulletin is adopted.

The Company estimates that the adoption of this Bulletin will not have a material effect on its financial statements or results of operations.

These notes are an integral part of the consolidated financial statements.

COMPARATIVE STATEMENT OF FINANCIAL POSITION

December 31, 1999 to 2003
(Thousands of Mexican pesos of purchasing power as of December 31, 2003)

	2003	2002	2001	2000	1999
ASSETS					
Current	3,993,178	3,614,351	3,099,661	2,906,329	3,015,754
Fixed	6,033,407	5,433,493	4,878,075	4,961,962	4,925,302
Investment in shares of non-consolidated subsidiary	59,205	54,466	0	215,843	0
Other	712,597	778,080	771,704	702,074	126,235
Total Assets	10,798,387	9,880,390	8,749,440	8,786,208	8,067,290
LIABILITIES					
Short term	1,904,585	1,310,370	1,163,826	1,942,727	1,047,566
Long term	3,369,192	3,403,505	2,626,005	2,252,031	1,719,015
Total Liabilities	5,273,777	4,713,875	3,789,831	4,194,758	2,766,581
STOCKHOLDERS' EQUITY					
Majority	5,154,766	4,837,876	4,755,047	4,456,192	5,175,843
Minority	369,844	328,640	204,563	135,259	124,867
Total Liabilities & Stockholders' Equity	10,798,387	9,880,390	8,749,440	8,786,208	8,067,290

COMPARATIVE INCOME STATEMENT

For the years ended December 31, 1999 to 2003
(Thousands of Mexican pesos of purchasing power as of December 31, 2003)

	2003	2002	2001	2000	1999
Net Sales	7,028,966	7,321,085	7,414,410	8,341,654	8,199,093
Costs & expenses	6,373,052	6,405,208	6,401,698	7,231,571	6,520,441
Operating Income	655,914	915,877	1,012,712	1,110,083	1,678,653
Comprehensive financing result, net	158,427	410,460	3,471	60,702	(145,386)
Other expenses (income), net	91,754	101,126	201,867	7,051	(2,542)
Income before taxes, employees' statutory profit sharing, sharing in the results of non-consolidated subsidiary & minority interest	405,733	404,291	807,374	1,042,330	1,826,580
Income tax & employees' statutory profit sharing	184,979	162,218	302,203	342,647	665,341
Income before sharing in the results of non-consolidated subsidiary and minority interest	220,754	242,073	505,171	699,683	1,161,239
Sharing in the results of non-consolidated subsidiary	(1,644)	5,220	0	(2,708)	0
Minority interest	15,245	8,354	28,761	17,806	5,541
Net income of majority interest	207,153	228,499	476,410	684,584	1,155,699

AUDITING COMMITEE
REPORT

Saltillo, Coahuila, March 30, 2004

To the Board of Directors of Grupo Industrial Saltillo, S.A. de C.V.

Dear Board Members:

On behalf of the Auditing Committee of Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), and as established by the Fifth section of article 14 Bis 3 of the Mexican Securities Law and recommended by the Code of Best Corporate Practices, I hereby inform of the activities undertaken by this Committee during fiscal year ended December 31, 2003.

a) Analyzed different alternatives and recommended to the Board of Directors to continue with the services of the current external auditing firm. Also recommended adherence to the Code of Best Corporate Practices as it relates to the Company and its external auditors.

b) Interviewed the Company's external auditors with the purpose of verifying that they comply with the requirement of independence and confirmed observance of personnel turnover as applicable since 2003, thus meeting the corresponding legal requirements.

c) Reviewed, in conjunction with the Company's external auditors, the analysis and comments prepared during the audit, as well as procedures and their reach, thus assuring they would be made with the highest possible level of objectivity and that the financial information would be useful, timely and reliable.

d) Collaborated with the Company's Board in supervising the compliance of the auditing contracts as well as their evaluation.

e) Maintained sufficient communication with external auditors to update of the progress of their activity as well as any observations they may have as a result of their revision of the Company's and its subsidiaries' financial statements for fiscal year 2003. Furthermore, together with the external auditors we analyzed their opinion of those financial statements as well as the notes to such statements. After considering the comments made by the external auditors, who are responsible of expressing their opinion on the reasonability of the financial statements and their conformity with generally accepted accounting principles in Mexico, it was recommended to the Board of Directors the approval of such financial statements for presentation at the Annual General Shareholders' Meeting.

f) Confirmed the existence and functioning of the Company's internal controls to assure the compliance of the different legal requirement to which it is subject to.

g) Revised and analyzed transactions with related parties and found them to be of little relevance for the Company and undertaken at market conditions.

h) Received and revised ongoing reports related to the advance of the Company's and it's subsidiaries' internal auditing programs and reviewed the advance made and results of such programs, which include establishing areas of opportunities to improve the effectiveness of control systems and the quality of the financial information, by applying and following up on corrective measures. The Internal Auditing Department's reports were submitted regularly to the company's management team, directors and those in charge of the business units.

This was accomplished with the purpose of complying with the requirements set forth by the Mexican Securities Law, and any other functions bestowed upon this Auditing Committee by the Company's Board of Directors.

Sincerely,

Lic. Eugenio Clariond Reyes-Retana

SHAREHOLDER
INFORMATION

INVESTOR RELATIONS
Hector Zamorano Montelongo
Treasury and Corporate Finance Director
Grupo Industrial Saltillo
Tel. +52 (844) 411 10 41
Fax: +52 (844) 411 10 34
e-mail: zamorano@gis.com.mx

INVESTOR RELATIONS IN THE U.S.
Susan Borinelli
Breakstone & Ruth International
Tel. (646) 536 7018
Fax: (646) 536 7100
e-mail: sborinelli@breakstoneruth.com

LEGAL ISSUES
Manuel Isidro Fernandez
General Counsel
Grupo Industrial Saltillo
Tel. +52 (844) 411 60 92
Fax: +52 (844) 415 49 96
e-mail: mifernandez@gis.com.mx

MEDIA RELATIONS
Jorge E. Verastegui Saucedo
Public Relations Director
Grupo Industrial Saltillo
Tel. +52 (844) 411 10 80
Fax: +52 (844) 411 10 83
e-mail: jveraste@gis.com.mx

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